UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	X

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA GRUPO TELEVISA, S.A.B.	QUARTER: 01 YEAR: 2015

STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
10000000	TOTAL ASSETS	242,890,708	235,551,941
11000000	CURRENT ASSETS	73,538,751	79,802,176
11010000	CASH AND CASH EQUIVALENTS	33,886,903	29,729,350
11020000	SHORT-TERM INVESTMENTS	4,732,145	4,788,585
11020010	FINANCIAL INSTRUMENTS AVAILABLE FOR SALE	0	0
11020020	FINANCIAL INSTRUMENTS FOR NEGOTIATION	0	0
11020030	FINANCIAL INSTRUMENTS HELD TO MATURITY	4,732,145	4,788,585
11030000	CUSTOMER (NET)	18,901,659	21,087,163
11030010	CUSTOMER	22,055,985	24,115,607
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-3,154,326	-3,028,444
11040000	OTHER ACCOUNTS RECEIVABLE (NET)	4,571,488	3,627,944
11040010	OTHER ACCOUNTS RECEIVABLE	4,748,140	3,807,705
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-176,652	-179,761
11050000	INVENTORIES	3,122,329	3,336,667
11051000	BIOLOGICAL ASSETS CURRENT	0	0
11060000	OTHER CURRENT ASSETS	8,324,227	17,232,467
11060010	ADVANCE PAYMENTS	1,914,332	1,403,526
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	2,807	2,894
11060030	ASSETS AVAILABLE FOR SALE	0	10,583,852
11060050	RIGHTS AND LICENSING	0	0
11060060	OTHER	6,407,088	5,242,195
12000000	NON-CURRENT ASSETS	169,351,957	155,749,765
12010000	ACCOUNTS RECEIVABLE (NET)	8,000	8,000
12020000	INVESTMENTS	39,899,935	39,742,319
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	4,804,653	5,032,447
12020020	HELD-TO-MATURITY DEBT SECURITIES	321,262	461,047
12020030	OTHER AVAILABLE- FOR- SALE INVESTMENTS	34,742,335	34,217,140
12020040	OTHER	31,685	31,685
12030000	PROPERTY, PLANT AND EQUIPMENT (NET)	65,487,422	62,009,508
12030010	BUILDINGS	15,007,512	15,073,870
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	92,303,588	87,791,190
12030030	OTHER EQUIPMENT	9,313,683	8,924,050
12030040	ACCUMULATED DEPRECIATION	-60,062,212	-57,539,568
12030050	CONSTRUCTION IN PROGRESS	8,924,851	7,759,966
12040000	INVESTMENT PROPERTIES	0	0
12050000	NON-CURRENT BIOLOGICAL ASSETS	0	0
12060000	INTANGIBLE ASSETS (NET)	37,188,758	28,778,414
12060010	GOODWILL	9,322,773	9,322,773
12060020	TRADEMARKS	2,501,287	2,501,227
12060030	RIGHTS AND LICENSING	1,937,125	1,998,695
12060031	CONCESSIONS	11,345,717	11,345,717
12060040	OTHER	12,081,856	3,610,002
12070000	DEFERRED TAX ASSETS	16,790,564	16,080,292
12080000	OTHER NON-CURRENT ASSETS	9,977,278	9,131,232
12080001	ADVANCE PAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
12080020	EMPLOYEE BENEFITS	0	0
12080021	ASSETS AVAILABLE FOR SALE	0	0
12080040	DEFERRED ASSETS (NET)	0	0
12080050	OTHER	9,977,278	9,131,232
20000000	TOTAL LIABILITIES	153,207,629	147,636,860
21000000	CURRENT LIABILITIES	48,182,693	44,370,122
21010000	BANK LOANS	1,065,038	337,148
21020000	STOCK MARKET LOANS	0	0
21030000	OTHER INTEREST BEARING LIABILITIES	514,390	502,166
21040000	SUPPLIERS	20,517,894	17,142,044
21050000	TAXES PAYABLE	2,540,281	2,497,697
21050010	INCOME TAXES PAYABLE	1,555,749	1,389,321
21050020	OTHER TAXES PAYABLE	984,532	1,108,376
21060000	OTHER CURRENT LIABILITIES	23,545,090	23,891,067
21060010	INTEREST PAYABLE	1,301,023	974,904
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	7,812	0
21060030	DEFERRED INCOME	19,739,408	20,150,744
21060050	EMPLOYEE BENEFITS	587,151	1,005,255
21060060	PROVISIONS	276,805	245,962
21060061	LIABILITIES RELATED TO CURRENT AVAILABLE FOR SALE ASSETS	0	0
21060080	OTHER	1,632,891	1,514,202
22000000	NON-CURRENT LIABILITIES	105,024,936	103,266,738
22010000	BANK LOANS	10,820,510	10,633,627
22020000	STOCK MARKET LOANS	71,504,548	70,026,876
22030000	OTHER INTEREST BEARING LIABILITIES	4,891,063	4,807,379
22040000	DEFERRED TAX LIABILITIES	8,178,907	7,763,024
22050000	OTHER NON-CURRENT LIABILITIES	9,629,908	10,035,832
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	359,939	335,102
22050020	DEFERRED INCOME	388,282	284,000
22050040	EMPLOYEE BENEFITS	314,983	287,159
22050050	PROVISIONS	51,833	54,462
22050051	LIABILITIES RELATED TO NON-CURRENT AVAILABLE FOR SALE ASSETS	0	0
22050070	OTHER	8,514,871	9,075,109
30000000	STOCKHOLDERS’ EQUITY	89,683,079	87,915,081
30010000	CONTROLLING INTEREST	78,302,595	76,804,977
30030000	SOCIAL CAPITAL	4,978,126	4,978,126
30040000	SHARES REPURCHASED	-12,513,150	-12,647,475
30050000	PREMIUM ON ISSUANCE OF SHARES	15,889,819	15,889,819
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CAPITAL CONTRIBUTED	0	0
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	64,445,219	62,905,444
30080010	LEGAL RESERVE	2,139,007	2,139,007
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	64,232,524	58,845,619
30080040	NET INCOME FOR THE YEAR	1,453,445	5,386,905
30080050	OTHER	-3,379,757	-3,466,087
30090000	OTHER ACCUMULATED COMPREHENSIVE RESULTS (NET OF TAX)	5,502,581	5,679,063
30090010	EARNINGS PER PROPERTY REASSESSMENT	0	0
30090020	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	35,422	35,422
30090030	RESULT FOR FOREIGN CURRENCY CONVERSION	428,205	348,429
30090040	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	1,711,222	1,998,313
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-201,519	-171,351
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	3,269,322	3,176,726
30090070	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	259,929	291,524
30090080	OTHER COMPREHENSIVE RESULT	0	0
30020000	NON-CONTROLLING INTEREST	11,380,484	11,110,104

DATA INFORMATION

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

Final Printing

REF	CONCEPTS	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
91000010	FOREIGN CURRENCY LIABILITIES SHORT-TERM	11,081,230	8,809,573
91000020	FOREIGN CURRENCY LIABILITIES LONG-TERM	50,996,532	49,578,152
91000030	CAPITAL STOCK NOMINAL	2,494,410	2,494,410
91000040	RESTATEMENT OF CAPITAL STOCK	2,483,716	2,483,716
91000050	PENSIONS AND SENIORITY PREMIUMS	2,072,348	2,107,375
91000060	NUMBER OF EXECUTIVES (*)	72	70
91000070	NUMBER OF EMPLOYEES (*)	42,329	39,545
91000080	NUMBER OF WORKERS (*)	0	0
91000090	NUMBER OF OUTSTANDING SHARES (*)	336,363,462,552	338,056,218,201
91000100	NUMBER OF REPURCHASED SHARES (*)	26,066,424,579	24,373,668,930
91000110	RESTRICTED CASH (1)	0	0
91000120	DEBT OF NON-CONSOLIDATED COMPANIES GUARANTEED	0	0

(1)	THIS CONCEPT MUST BE COMPLETED WHEN GUARANTEES HAVE BEEN PROVIDED AFFECTING CASH AND CASH EQUIVALENTS
(*)	DATA IN UNITS

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40010000	NET INCOME	19,859,363	19,859,363	16,924,050	16,924,050
40010010	SERVICES	15,115,889	15,115,889	12,682,466	12,682,466
40010020	SALE OF GOODS	549,788	549,788	531,478	531,478
40010030	INTEREST	0	0	0	0
40010040	ROYALTIES	1,485,726	1,485,726	1,301,565	1,301,565
40010050	DIVIDENDS	0	0	0	0
40010060	LEASE	2,707,960	2,707,960	2,408,541	2,408,541
40010061	CONSTRUCTION	0	0	0	0
40010070	OTHER	0	0	0	0
40020000	COST OF SALES	11,134,679	11,134,679	9,737,092	9,737,092
40021000	GROSS PROFIT (LOSS)	8,724,684	8,724,684	7,186,958	7,186,958
40030000	GENERAL EXPENSES	4,840,934	4,840,934	4,041,446	4,041,446
40040000	INCOME (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET	3,883,750	3,883,750	3,145,512	3,145,512
40050000	OTHER INCOME AND (EXPENSE), NET	926,477	926,477	-161,846	-161,846
40060000	OPERATING INCOME (LOSS)	4,810,227	4,810,227	2,983,666	2,983,666
40070000	FINANCE INCOME	483,570	483,570	271,439	271,439
40070010	INTEREST INCOME	315,508	315,508	271,439	271,439
40070020	FOREIGN EXCHANGE GAIN, NET	0	0	0	0
40070030	DERIVATIVES GAIN, NET	168,062	168,062	0	0
40070040	EARNINGS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER	0	0	0	0
40080000	FINANCE EXPENSE	2,344,579	2,344,579	1,389,266	1,389,266
40080010	INTEREST EXPENSE	1,477,706	1,477,706	1,239,437	1,239,437
40080020	FOREIGN EXCHANGE LOSS, NET	866,873	866,873	108,859	108,859
40080030	DERIVATIVES LOSS, NET	0	0	40,970	40,970
40080050	LOSS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER	0	0	0	0
40090000	FINANCE INCOME (EXPENSE) NET	-1,861,009	-1,861,009	-1,117,827	-1,117,827
40100000	PARTICIPATION IN THE RESULTS OF ASSOCIATES AND JOINT VENTURES	-299,537	-299,537	-198,597	-198,597
40110000	INCOME (LOSS) BEFORE INCOME TAXES	2,649,681	2,649,681	1,667,242	1,667,242
40120000	INCOME TAXES	846,426	846,426	483,500	483,500
40120010	INCOME TAX, CURRENT	1,465,117	1,465,117	772,531	772,531
40120020	INCOME TAX, DEFERRED	-618,691	-618,691	-289,031	-289,031
40130000	INCOME (LOSS) FROM CONTINUING OPERATIONS	1,803,255	1,803,255	1,183,742	1,183,742
40140000	INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET	0	0	0	0
40150000	NET INCOME (LOSS)	1,803,255	1,803,255	1,183,742	1,183,742
40160000	NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	349,810	349,810	329,874	329,874
40170000	NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	1,453,445	1,453,445	853,868	853,868

40180000	NET INCOME (LOSS) PER BASIC SHARE	0.51	0.51	0.30	0.30
40190000	NET INCOME (LOSS) PER DILUTED SHARE	0.47	0.47	0.28	0.28

STATEMENTS OF COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (NET OF INCOME TAXES)

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40200000	NET INCOME (LOSS)	1,803,255	1,803,255	1,183,742	1,183,742
	ITEMS NOT TO BE RECLASSIFIED INTO RESULTS
40210000	EARNINGS PER PROPERTY REASSESSMENT	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	0	0	0	0
40220100	PARTICIPATION IN RESULTS FOR REVALUATION OF PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED INTO RESULTS
40230000	RESULT FOR FOREIGN CURRENCY CONVERSION	103,795	103,795	-33,462	-33,462
40240000	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	-287,091	-287,091	91,546	91,546
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-30,168	-30,168	841	841
			0		0
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	92,596	92,596	-2,387	-2,387
40270000	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	-31,595	-31,595	3,244	3,244
40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	-152,463	-152,463	59,782	59,782

40300000	COMPREHENSIVE INCOME (LOSS)	1,650,792	1,650,792	1,243,524	1,243,524
40320000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	373,829	373,829	320,352	320,352
40310000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	1,276,963	1,276,963	923,172	923,172

STATEMENTS OF COMPREHENSIVE INCOME

DATA INFORMATION

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	3,343,137	3,343,137	2,626,678	2,626,678

STATEMENTS OF COMPREHENSIVE INCOME

DATA INFORMATION (TWELVE MONTHS)

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	YEAR
		CURRENT	PREVIOUS
92000030	NET INCOME (**)	83,053,665	75,195,252
92000040	OPERATING INCOME (LOSS) (**)	15,782,968	18,331,742
92000060	NET INCOME (LOSS) (**)	7,279,285	9,884,715
92000050	CONTROLLING INTEREST NET INCOME (LOSS) (**)	5,986,482	7,532,480
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	12,279,544	10,114,179

(**)	INFORMATION FOR THE LAST TWELVE MONTHS

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
OPERATING ACTIVITIES
50010000	INCOME (LOSS) BEFORE INCOME TAXES	2,649,681	1,667,242
50020000	+ (-) ITEMS NOT REQUIRING CASH	316,373	271,965
50020010	+ ESTIMATES FOR THE PERIOD	273,391	237,993
50020020	+ PROVISIONS FOR THE PERIOD	0	0
50020030	+ (-) OTHER UNREALIZED ITEMS	42,982	33,972
50030000	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	3,074,314	2,878,537
50030010	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	3,343,137	2,626,678
50030020	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	105,693	68,576
50030030	+ (-) LOSS (REVERSION) IMPAIRMENT	0	0
50030040	(-) + EQUITY IN RESULTS OF AFFILIATES AND JOINT VENTURES	299,537	198,597
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST INCOME	(128,560)	(98,885)
50030070	(-) FOREIGN EXCHANGE FLUCTUATION	(620,814)	31,322
50030080	(-) + OTHER ITEMS	75,321	52,249
50040000	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	3,068,966	1,392,923
50040010	(+) ACCRUED INTEREST	1,477,706	1,239,437
50040020	(+) FOREIGN EXCHANGE FLUCTUATION	1,534,926	(47,147)
50040030	(+) FINANCIAL OPERATIONS OF DERIVATIVES	(168,062)	40,970
50040040	+ (-) OTHER ITEMS	224,396	159,663
50050000	CASH FLOW BEFORE INCOME TAX	9,109,334	6,210,667
50060000	CASH FLOWS PROVIDED OR USED IN OPERATION	10,025,516	(606,358)
50060010	+ (-) DECREASE (INCREASE) IN CUSTOMERS	1,979,667	4,224,818
50060020	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,695,439)	(1,718,333)
50060030	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLES AND OTHER ASSETS	8,807,118	(1,081,181)
50060040	+ (-) INCREASE (DECREASE) IN SUPPLIERS	3,177,728	1,219,883
50060050	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,014,758)	(2,455,546)
50060060	+ (-) INCOME TAXES PAID OR RETURNED	(1,228,800)	(795,999)
50070000	NET CASH FLOWS FROM OPERATING ACTIVITIES	19,134,850	5,604,309
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM INVESTING ACTIVITIES	(14,042,493)	(2,546,091)
50080010	(-) PERMANENT INVESTMENTS IN SHARES	0	(4,688)
50080020	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(4,584,955)	(2,524,646)
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	79,914	11,733
50080050	(-) TEMPORARY INVESTMENTS	(188,683)	(304,178)
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	504,134	293,157
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	(49,142)	(11,781)
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) BUSINESS ACQUISITIONS	0	0
50080100	+ BUSINESS DISPOSITIONS	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+ (-) DECREASE (INCREASE) IN ADVANCES AND LOANS TO THIRD PARTIES	0	0
50080140	+ (-) OTHER ITEMS	(9,803,761)	(5,688)
FINANCING ACTIVITIES
50090000	NET CASH FLOWS FROM FINANCING ACTIVITIES	(960,774)	(1,321,869)
50090010	+ BANK FINANCING	998,500	0
50090020	+ STOCK MARKET FINANCING	0	0
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTIZATION	(590,365)	(67,590)
50090050	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
50090060	(-) OTHER FINANCING AMORTIZATION	(75,457)	(147,240)
50090070	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	(1,129,802)	(1,069,251)
50090120	(-) REPURCHASE OF SHARES	(20,152)	0
50090130	+ (-) OTHER ITEMS	(143,498)	(37,788)

50100000	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	4,131,583	1,736,349
50110000	CHANGES IN THE VALUE OF CASH AND CASH EQUIVALENTS	25,970	(12,298)
50120000	CASH AND CASH EQUIVALENTS AT BEGINING OF PERIOD	29,729,350	16,692,033
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	33,886,903	18,416,084

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	ADDITIONAL PAID-IN CAPITAL	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS OR ACCUMULATED LOSSES		ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONTROLLING INTEREST	NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS’ EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1, 2014	4,978,126	-12,848,448	15,889,819	0	0	2,139,007	54,758,879	3,394,051	68,311,434	10,267,999	78,579,433

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	0	0	0	-25,724	-25,724

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	-296	0	0	0	0	0	0	-296	0	-296

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	387	0	0	0	0	159,572	0	159,959	-8,414	151,545

COMPREHENSIVE INCOME	0	0	0	0	0	0	853,868	69,304	923,172	320,352	1,243,524
BALANCE AT MARCH 31, 2014	4,978,126	-12,848,357	15,889,819	0	0	2,139,007	55,772,319	3,463,355	69,394,269	10,554,213	79,948,482
BALANCE AT JANUARY 1, 2015	4,978,126	-12,647,475	15,889,819	0	0	2,139,007	60,766,437	5,679,063	76,804,977	11,110,104	87,915,081

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	0	0	0	-7,702	-7,702

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	-95,500	-95,500

REPURCHASE OF SHARES	0	20,152	0	0	0	0	0	0	20,152	0	20,152

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	114,173	0	0	0	0	86,330	0	200,503	-247	200,256

COMPREHENSIVE INCOME	0	0	0	0	0	0	1,453,445	-176,482	1,276,963	373,829	1,650,792
BALANCE AT MARCH 31, 2015	4,978,126	-12,513,150	15,889,819	0	0	2,139,007	62,306,212	5,502,581	78,302,595	11,380,484	89,683,079

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 01 YEAR: 2015

GRUPO TELEVISA, S.A.B.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED Final Printing

MEXICO CITY, D.F., APRIL 23, 2015—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR FIRST-QUARTER 2015. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).

THE FOLLOWING INFORMATION SETS FORTH CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE QUARTERS ENDED MARCH 31, 2015 AND 2014, IN MILLIONS OF MEXICAN PESOS:

NET SALES

NET SALES INCREASED BY 17.3% TO PS.19,859.4 MILLION IN FIRST-QUARTER 2015 COMPARED WITH PS.16,924.0 MILLION IN FIRST-QUARTER 2014. THIS INCREASE WAS MAINLY ATTRIBUTABLE TO REVENUE GROWTH IN TELECOMMUNICATIONS, SKY AND CONTENT SEGMENTS, AND THE CONSOLIDATION OF OUR TWO NEW CABLE OPERATIONS. OPERATING SEGMENT INCOME INCREASED BY 25.6%, REACHING PS.7,637.5 MILLION WITH A MARGIN OF 37.7% IN FIRST-QUARTER 2015 COMPARED WITH PS.6,079.7 MILLION WITH A MARGIN OF 35.3% IN FIRST-QUARTER 2014.

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY INCREASED TO PS.1,453.4 MILLION IN FIRST-QUARTER 2015 COMPARED TO PS.853.9 MILLION IN FIRST-QUARTER 2014. THE NET INCREASE OF PS.599.5 MILLION REFLECTED PRIMARILY (I) A PS.1,088.2 MILLION CHANGE FROM OTHER EXPENSE, NET, TO OTHER INCOME, NET, PRIMARILY AS A RESULT OF A NON-RECURRING INCOME FROM UNIVISION OF US$67.6 MILLION DUE TO THE EARLY TERMINATION OF A TECHNICAL ASSISTANCE AGREEMENT; AND (II) A PS.738.3 MILLION INCREASE IN OPERATING INCOME BEFORE OTHER INCOME OR EXPENSE, NET. THESE FAVORABLE VARIANCES WERE OFFSET BY (I) A PS.743.2 MILLION INCREASE IN FINANCE EXPENSE, NET, PRIMARILY EXPLAINED BY THE DEPRECIATION OF THE PESO; (II) A PS.362.9 MILLION INCREASE IN INCOME TAXES; (III) A PS.101.0 MILLION INCREASE IN SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES, NET; AND (IV) A PS.19.9 INCREASE IN NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS.

FIRST-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FIRST-QUARTER CONSOLIDATED RESULTS ENDED MARCH 31, 2015 AND 2014, FOR EACH OF OUR BUSINESS SEGMENTS. CONSOLIDATED RESULTS FOR 2015 AND 2014 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

CONTENT

FIRST-QUARTER SALES INCREASED BY 5.7% TO PS.7,021.0 MILLION COMPARED WITH PS.6,641.8 MILLION IN FIRST-QUARTER 2014.

ADVERTISING

ADVERTISING REVENUE INCREASED BY 1.6% TO PS.4,623.9 MILLION COMPARED WITH PS.4,552.6 MILLION IN FIRST-QUARTER 2014. ADVERTISING IN PAY-TV NETWORKS INCREASED 10.0% AND REPRESENTED 6.3% OF OUR ADVERTISING REVENUES.

NETWORK SUBSCRIPTION REVENUE

FIRST-QUARTER NETWORK SUBSCRIPTION REVENUE INCREASED BY 19.4% TO PS.821.8 MILLION COMPARED WITH PS.688.1 MILLION IN FIRST-QUARTER 2014. THE GROWTH WAS DRIVEN MAINLY BY THE SUSTAINED ADDITION OF PAY-TV SUBSCRIBERS, BOTH IN MEXICO AND LATIN AMERICA AND TO A LESSER EXTENT A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED REVENUES. DURING THE QUARTER, TELEVISA CONTINUED TO PRODUCE AND TRANSMIT SEVERAL OF THE LEADING PAY-TV NETWORKS IN MEXICO IN KEY CATEGORIES, INCLUDING GENERAL ENTERTAINMENT, MUSIC AND LIFESTYLE, AND MOVIES.

LICENSING AND SYNDICATION

FIRST-QUARTER LICENSING AND SYNDICATION REVENUE INCREASED BY 12.4% TO PS.1,575.3 MILLION COMPARED WITH PS.1,401.1 MILLION IN FIRST-QUARTER 2014. THE INCREASE IS EXPLAINED MAINLY BY A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED REVENUES. FIRST-QUARTER ROYALTIES FROM UNIVISION INCREASED BY 1.3% TO US$65.6 MILLION IN FIRST-QUARTER 2015 FROM US$64.8 MILLION IN FIRST-QUARTER 2014.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED BY 8.7% TO PS.2,609.0 MILLION COMPARED WITH PS.2,400.1 MILLION IN FIRST-QUARTER 2014. THE MARGIN WAS 37.2%. THE INCREASE IN THE MARGIN OF 110 BASIS POINTS FROM SAME QUARTER LAST YEAR IS MAINLY EXPLAINED BY THE GROWTH IN ALL OF OUR CONTENT REVENUE LINES.

SKY

FIRST-QUARTER SALES INCREASED BY 10.1% TO PS.4,621.7 MILLION COMPARED WITH PS.4,199.2 MILLION IN FIRST-QUARTER 2014. THE INCREASE WAS DRIVEN BY THE GROWTH IN THE SUBSCRIBER BASE IN MEXICO, WHICH IS EXPLAINED BY THE SUCCESS OF SKY’S LOW-COST OFFERINGS. THE NUMBER OF NET ACTIVE SUBSCRIBERS INCREASED BY 128,814 DURING THE QUARTER TO 6,766,846 AS OF MARCH 31, 2015, COMPARED WITH 6,154,290 AS OF MARCH 31, 2014. SKY ENDED THE QUARTER WITH 193,524 SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED BY 10.3% TO PS.2,149.1 MILLION COMPARED WITH PS.1,947.7 MILLION IN FIRST-QUARTER 2014, AND THE MARGIN WAS 46.5%, PRACTICALLY FLAT FROM SAME QUARTER LAST YEAR.

TELECOMMUNICATIONS

FIRST-QUARTER SALES INCREASED BY 45.9% TO PS.6,714.5 MILLION COMPARED WITH PS.4,600.6 MILLION IN FIRST-QUARTER 2014 DRIVEN BY GROWTH IN ALL OF OUR CABLE PLATFORMS AND THE CONSOLIDATION, FOR THE FULL QUARTER, OF PS.1,545.5 MILLION REVENUES FROM CABLECOM AND TELECABLE (ALSO REFERRED TO AS CABLEVISIÓN RED). EXCLUDING CABLECOM AND TELECABLE, FIRST-QUARTER SALES FROM OUR CABLE AND NETWORK OPERATIONS INCREASED BY 12.4%. VOICE AND DATA REVENUE GENERATING UNITS, OR RGUS, GREW 53.6% AND 48.7% COMPARED WITH FIRST-QUARTER 2014, RESPECTIVELY, AND VIDEO RGUS GREW 53.6%. EXCLUDING THE ACQUISITION OF CABLECOM AND TELECABLE, VOICE AND DATA RGUS, GREW 28.5% AND 23.3% COMPARED WITH FIRST-QUARTER 2014, RESPECTIVELY, WHILE VIDEO RGUS GREW BY 5.1%.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF RGUS PER SERVICE TYPE FOR OUR TELECOMMUNICATIONS SEGMENTS AS OF MARCH 31, 2015 AND 2014:

THE RGUS OF VIDEO, BROADBAND AND VOICE AS OF MARCH 31, 2015 AMOUNTED TO 3,868,069, 2,603,603 AND 1,448,297, RESPECTIVELY, AND A TOTAL OF 7,919,969 RGUS.

THE RGUS OF VIDEO, BROADBAND AND VOICE AS OF MARCH 31, 2014 AMOUNTED TO 2,518,730, 1,750,398 AND 942,879, RESPECTIVELY, AND A TOTAL OF 5,212,007 RGUS.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED BY 63.3% TO PS.2,657.8 MILLION COMPARED WITH PS.1,627.2 MILLION IN FIRST-QUARTER 2014, AND THE MARGIN WAS 39.6%, AN INCREASE OF 420 BASIS POINTS FROM SAME QUARTER LAST YEAR. THESE RESULTS PRIMARILY REFLECTED THE CONSOLIDATION OF CABLECOM AND TELECABLE, WHICH CONTRIBUTED WITH PS.730.9 MILLION TO OPERATING SEGMENT INCOME, CONTINUED GROWTH IN THE CABLE PLATFORMS AND BESTEL, AND LOWER LONG DISTANCE COSTS AND ADVERTISING AND PROMOTIONAL EXPENSES. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY THE INCREASE IN MAINTENANCE COSTS, AND PERSONNEL COSTS AND EXPENSES DURING THE QUARTER. EXCLUDING CABLECOM AND TELECABLE, OPERATING SEGMENT INCOME INCREASED BY 18.4%.

THE FOLLOWING INFORMATION SET FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR CABLE AND NETWORK OPERATIONS FOR FIRST-QUARTER 2015 AND 2014.

OUR CABLE OPERATIONS INCLUDE THE VIDEO, VOICE AND DATA SERVICES PROVIDED BY CABLEVISIÓN, CABLEMÁS, TVI, CABLECOM AND TELECABLE. OUR NETWORK OPERATIONS INCLUDE THE SERVICES OFFERED BY BESTEL AND THE NETWORK OPERATIONS OF CABLECOM:

THE REVENUES IN FIRST-QUARTER 2015 OF CABLE OPERATIONS AND NETWORK OPERATIONS AMOUNTED TO PS.5,687.7 MILLION AND PS.1,209.3 MILLION, RESPECTIVELY.

THE REVENUES IN FIRST-QUARTER 2014 OF CABLE OPERATIONS AND NETWORK OPERATIONS AMOUNTED TO PS.3,944.6 MILLION AND PS.765.8 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME IN FIRST-QUARTER 2015 OF CABLE OPERATIONS AND NETWORK OPERATIONS AMOUNTED TO PS.2,267.9 MILLION AND PS.463.4 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME IN FIRST-QUARTER 2014 OF CABLE OPERATIONS AND NETWORK OPERATIONS AMOUNTED TO PS.1,536.0 MILLION AND PS.195.9 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.182.5 MILLION AND PS.109.8 MILLION IN REVENUES IN THE FIRST-QUARTER 2015 AND THE FIRST-QUARTER 2014, RESPECTIVELY, OR PS.73.5 MILLION AND PS.104.7 MILLION IN OPERATING SEGMENT INCOME IN THE FIRST-QUARTER 2015 AND THE FIRST-QUARTER 2014, RESPECTIVELY, WHICH ARE CONSIDERED IN THE CONSOLIDATED RESULTS OF THE TELECOMMUNICATIONS SEGMENT.

THE OPERATING SEGMENT INCOME IN THE FIRST-QUARTER 2015 INCLUDES CERTAIN EXPENSES PREVIOUSLY INCLUDED IN THE CONSOLIDATION ADJUSTMENTS FIGURE AS REPORTED IN FIRST-QUARTER OF 2014, WHICH AMOUNTED TO PS.54.9 MILLION IN THAT PERIOD. THESE EXPENSES ARE BETTER ACCOUNTED FOR AS OPERATING EXPENSES AS THEY ARE RELATED TO THE MANAGEMENT STRUCTURE CREATED TO LEAD IN THE EXPANSION AND INTEGRATION OF TELEVISA´S TELECOMMUNICATIONS OPERATIONS.

OTHER BUSINESSES

FIRST-QUARTER SALES INCREASED BY 7.3% TO PS.1,918.4 MILLION COMPARED WITH PS.1,787.5 MILLION IN FIRST-QUARTER 2014. BUSINESSES THAT PERFORMED WELL INCLUDE GAMING, SOCCER AND RADIO. THE GAMING BUSINESS BENEFITED FROM AN INCREASE IN THE NUMBER OF ELECTRONIC GAMING MACHINES, THE SOCCER BUSINESS BENEFITED FROM PLAYER RELATED TRANSACTIONS AND HIGHER ADVERTISING REVENUES, WHILE THE RADIO BUSINESS SAW AN INCREASE IN ADVERTISING REVENUES. THIS EFFECT WAS PARTIALLY COMPENSATED BY LOWER REVENUES IN OUR PUBLISHING AND FEATURE-FILM DISTRIBUTION BUSINESSES.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED BY 111.7% TO PS.221.6 MILLION COMPARED WITH PS.104.7 MILLION IN FIRST-QUARTER 2014, REFLECTING I) AN INCREASE IN THE OPERATING SEGMENT INCOME OF OUR GAMING, SOCCER, AND RADIO BUSINESSES; AND II) A SMALLER OPERATING SEGMENT LOSS IN OUR PUBLISHING AND PUBLISHING DISTRIBUTION BUSINESSES. THIS EFFECT WAS PARTIALLY COMPENSATED BY A SHIFT FROM OPERATING SEGMENT INCOME TO OPERATING SEGMENT LOSS IN OUR FEATURE-FILM DISTRIBUTION BUSINESS.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE FIRST-QUARTER 2015 AND 2014 AMOUNTED TO PS.416.2 MILLION AND PS.305.1 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSE INCREASED BY PS.103.1 MILLION, TO PS.410.6 MILLION IN FIRST-QUARTER 2015, FROM PS.307.5 MILLION IN FIRST-QUARTER 2014. THE INCREASE REFLECTED PRIMARILY A HIGHER SHARE-BASED COMPENSATION EXPENSE.

SHARE-BASED COMPENSATION EXPENSE IN FIRST-QUARTER 2015 AND 2014 AMOUNTED TO PS.224.4 MILLION AND PS.171.6 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

OTHER INCOME OR EXPENSE, NET

OTHER INCOME, NET, AMOUNTED TO PS.926.4 MILLION IN FIRST-QUARTER 2015 COMPARED WITH OTHER EXPENSE, NET, OF PS.161.8 MILLION IN FIRST-QUARTER 2014. THIS FAVORABLE CHANGE OF PS.1,088.2 MILLION REFLECTED PRIMARILY A NON-RECURRING INCOME OF US$67.6 MILLION (PS.1,030.7 MILLION) FROM UNIVISION AS A RESULT OF THE EARLY TERMINATION OF A TECHNICAL ASSISTANCE AGREEMENT WITH UNIVISION, WHICH CASH PROCEEDS WERE RECEIVED BY US IN APRIL 2015. OTHER INCOME OR EXPENSE, NET, FOR FIRST-QUARTER 2015 AND 2014 ALSO INCLUDED LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT, EXPENSES RELATED TO FINANCIAL ADVISORY AND PROFESSIONAL SERVICES, AND DONATIONS.

NON-OPERATING RESULTS

FINANCE EXPENSE, NET

THE FOLLOWING INFORMATION SETS FORTH THE FINANCE EXPENSE OR INCOME, NET, STATED IN MILLIONS OF MEXICAN PESOS FOR THE QUARTERS ENDED MARCH 31, 2015 AND 2014:

THE FINANCE EXPENSE, NET, INCREASED BY PS.743.2 MILLION, OR 66.5%, TO PS.1,861.0 MILLION FOR FIRST-QUARTER 2015 FROM PS. 1,117.8 MILLION FOR FIRST-QUARTER 2014. THIS INCREASE PRIMARILY REFLECTED (I) A PS.758.1 MILLION INCREASE IN FOREIGN EXCHANGE LOSS TO PS.866.9 MILLION IN FIRST-QUARTER 2015 COMPARED WITH PS.108.8 MILLION IN FIRST-QUARTER 2014, RESULTING PRIMARILY FROM THE EFFECT OF A 3.3% DEPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR ON OUR AVERAGE NET UNHEDGED US DOLLAR LIABILITY POSITION IN FIRST-QUARTER 2015 COMPARED WITH A 1.3% AVERAGE DEPRECIATION AND LOWER AVERAGE NET US DOLLAR LIABILITY POSITION IN FIRST-QUARTER 2014; AND (II) A PS.238.3 MILLION INCREASE IN INTEREST EXPENSE TO PS.1,477.7 MILLION IN FIRST-QUARTER 2015 COMPARED WITH PS.1,239.4 MILLION IN FIRST-QUARTER 2014, DUE PRIMARILY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF DEBT AND FINANCE LEASE OBLIGATIONS IN FIRST-QUARTER 2015. THESE UNFAVORABLE EFFECTS WERE PARTIALLY OFFSET BY A PS.209.1 MILLION CHANGE FROM OTHER FINANCE EXPENSE, NET TO OTHER FINANCE INCOME, NET, TO PS.168.1 MILLION OF OTHER FINANCE INCOME, NET IN FIRST-QUARTER 2015 COMPARED WITH PS.41.0 MILLION OF OTHER FINANCE EXPENSE, NET IN FIRST-QUARTER 2014, RESULTING PRIMARILY FROM A FAVORABLE CHANGE IN FAIR VALUE OF OUR EMBEDDED DERIVATIVE IN CONVERTIBLE DEBENTURES ISSUED BY BMP; AND A PS.44.1 MILLION INCREASE IN INTEREST INCOME TO PS.315.5 MILLION IN FIRST-QUARTER 2015 COMPARED WITH PS.271.4 MILLION IN FIRST-QUARTER 2014, PRIMARILY EXPLAINED BY A HIGHER AVERAGE OF CASH EQUIVALENTS AND TEMPORARY INVESTMENTS IN FIRST-QUARTER 2015.

SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES, NET

SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES, NET, INCREASED BY PS.101.0 MILLION, OR 50.9%, TO PS.299.6 MILLION IN FIRST-QUARTER 2015 FROM PS.198.6 MILLION IN FIRST-QUARTER 2014. THIS INCREASE REFLECTED MAINLY OUR SHARE OF THE NET RESULT OF BMP, THE CONTROLLING COMPANY OF UNIVISION, AND THE ABSENCE OF OUR SHARE OF LOSS OF GSF, OUR FORMER 50% JOINT VENTURE IN THE IUSACELL TELECOM BUSINESS, WHICH INVESTMENT WAS DISPOSED OF BY US IN SEPTEMBER 2014.

INCOME TAXES

INCOME TAXES INCREASED BY PS.362.9 MILLION, OR 75.1%, TO PS.846.4 MILLION IN FIRST-QUARTER 2015 COMPARED WITH PS.483.5 MILLION IN FIRST-QUARTER 2014. THIS INCREASE REFLECTED PRIMARILY A HIGHER INCOME TAX BASE.

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS INCREASED BY PS.19.9 MILLION, OR 6.0%, TO PS.349.8 MILLION IN FIRST-QUARTER 2015, COMPARED WITH PS.329.9 MILLION IN FIRST-QUARTER 2014. THIS INCREASE REFLECTED PRIMARILY A HIGHER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR TELECOMMUNICATIONS AND OTHER BUSINESSES SEGMENTS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING FIRST-QUARTER 2015, WE INVESTED APPROXIMATELY US$307.9 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$219.5 MILLION FOR OUR TELECOMMUNICATIONS SEGMENT, US$73.1 MILLION FOR OUR SKY SEGMENT, AND US$15.3 MILLION FOR OUR CONTENT AND OTHER BUSINESSES SEGMENTS. FOR FULL YEAR 2015 WE ESTIMATE THAT CAPITAL EXPENDITURES WILL BE APPROXIMATELY US$1,400 MILLION. THE EXPECTED INCREASE FROM US$1,275.8 MILLION IN 2014 WILL PRIMARILY RESULT FROM THE CAPITAL EXPENDITURES REQUIRED FROM THE GROWTH OF OUR TELECOMMUNICATIONS SEGMENT, INCLUDING THE TWO CABLE COMPANIES WE RECENTLY ACQUIRED.

IN JANUARY 2015, WE ACQUIRED, THROUGH A SERIES OF TRANSACTIONS, ALL OF THE EQUITY INTEREST OF CABLEVISIÓN RED, S.A. DE C.V. AND OTHER RELATED COMPANIES (“TELECABLE”) FOR AN AGGREGATE CONSIDERATION OF PS.10,002 MILLION. TELECABLE IS A TELECOMMUNICATIONS COMPANY THAT PROVIDES VIDEO, DATA AND TELEPHONE SERVICES PRIMARILY IN SIX STATES OF MEXICO.

DEBT AND FINANCE LEASE OBLIGATIONS

THE FOLLOWING INFORMATION SETS FORTH OUR TOTAL DEBT AND FINANCE LEASE OBLIGATIONS AS OF MARCH 31, 2015 AND DECEMBER 31, 2014. AMOUNTS ARE STATED IN MILLIONS OF MEXICAN PESOS:

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.83,390.1 MILLION AND PS.80,997.6 MILLION AS OF MARCH 31, 2015 AND DECEMBER 31, 2014, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.1,065.0 MILLION AND PS.337.1 MILLION, RESPECTIVELY. DEBT AMOUNTS ARE PRINCIPAL AMOUNTS NET OF FINANCE COSTS, AND DO NOT INCLUDE INTEREST PAYABLE RELATED TO THIS DEBT IN THE AMOUNT OF PS.1,301.0 MILLION AND PS.974.9 MILLION AS OF MARCH 31, 2015 AND DECEMBER 31, 2014, RESPECTIVELY.

ADDITIONALLY, WE HAD FINANCE LEASE OBLIGATIONS IN THE AMOUNT OF PS.5,405.5 MILLION AND PS.5,309.6 MILLION AS OF MARCH 31, 2015 AND DECEMBER 31, 2014, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.514.4 MILLION AND PS.502.2 MILLION, RESPECTIVELY.

AS OF MARCH 31, 2015, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT AS STATED IN THE TABLE ABOVE, LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.39,260.8 MILLION. THE AGGREGATE AMOUNT OF NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF MARCH 31, 2015, AMOUNTED TO PS.5,510.3 MILLION.

DURING FIRST-QUARTER 2015, WE INCURRED IN ADDITIONAL DEBT WITH A MEXICAN BANK IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.1,000.0 MILLION, OF WHICH PS.250.0 MILLION IS SHORT-TERM DEBT AND PS.750.0 MILLION IS LONG-TERM DEBT WITH MATURITIES BETWEEN 2016 AND 2019. THIS DEBT BEAR ANNUAL INTEREST OF 28-DAY TIIE PLUS A RANGE BETWEEN 0 AND 140 BASIS POINTS, PAYABLE ON A MONTHLY BASIS. ALSO, WE PREPAID LONG-TERM DEBT AND RELATED ACCRUED INTEREST OF TELECABLE, THE TELECOM BUSINESS THAT WE ACQUIRED IN JANUARY 2015, IN THE AGGREGATE AMOUNT OF PS.507.4 MILLION.

SHARES OUTSTANDING

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014, OUR SHARES OUTSTANDING AMOUNTED TO 336,363.5 MILLION AND 338,056.2 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,874.9 MILLION AND 2,889.4 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 575.0 MILLION AND 577.9 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

ABOUT TELEVISA

TELEVISA IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT OPERATES FOUR BROADCAST CHANNELS IN MEXICO CITY, PRODUCES AND DISTRIBUTES 25 PAY-TV BRANDS FOR DISTRIBUTION IN MEXICO AND THE REST OF THE WORLD, AND EXPORTS ITS PROGRAMS AND FORMATS TO THE U.S. THROUGH UNIVISION COMMUNICATIONS INC. (“UNIVISION”) AND TO OTHER TELEVISION NETWORKS IN OVER 50 COUNTRIES. TELEVISA IS ALSO AN ACTIVE PARTICIPANT IN MEXICO’S TELECOMMUNICATIONS INDUSTRY. IT HAS A MAJORITY INTEREST IN SKY, A LEADING DIRECT-TO-HOME SATELLITE TELEVISION SYSTEM OPERATING IN MEXICO, THE DOMINICAN REPUBLIC AND CENTRAL AMERICA. TELEVISA ALSO PARTICIPATES IN MEXICO´S TELECOMMUNICATIONS INDUSTRY IN MANY REGIONS OF THE COUNTRY WHERE IT OFFERS VIDEO, VOICE, AND BROADBAND SERVICES. TELEVISA ALSO HAS INTERESTS IN MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. IN THE UNITED STATES, TELEVISA HAS EQUITY AND DEBENTURES THAT, UPON CONVERSION AND SUBJECT TO ANY NECESSARY APPROVAL FROM THE FEDERAL COMMUNICATIONS COMMISSION (“FCC”) IN THE UNITED STATES, WILL REPRESENT APPROXIMATELY 38% ON A FULLY DILUTED, AS-CONVERTED BASIS OF THE EQUITY CAPITAL IN BROADCASTING MEDIA PARTNERS, INC. (“BMP”), THE CONTROLLING COMPANY OF UNIVISION, THE LEADING MEDIA COMPANY SERVING THE UNITED STATES HISPANIC MARKET.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE FINANCIAL INSTITUTIONS THAT PERFORM FINANCIAL ANALYSIS ON THE SECURITIES OF GRUPO TELEVISA, S.A.B. ARE AS FOLLOWS:

INSTITUTION:

BARCLAYS

BBVA BANCOMER

BTG PACTUAL

CREDIT SUISSE

GABELLI & CO.

GBM CASA DE BOLSA

GOLDMAN SACHS

HSBC

INVEX

ITAÚ SECURITIES

JPMORGAN

MAXIM GROUP

MERRILL LYNCH

MORGAN STANLEY

NEW STREET

SANTANDER

SCOTIABANK

UBS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 01 YEAR: 2015

GRUPO TELEVISA, S.A.B.

FINANCIAL STATEMENT NOTES

CONSOLIDATED Final Printing

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS FOR MARCH 31, 2015 AND DECEMBER 31, 2014 AND

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(IN THOUSANDS OF MEXICAN PESOS)

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE “COMPANY”) AND SUBSIDIARIES (COLLECTIVELY, THE “GROUP”), AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014, ARE UNAUDITED, AND HAVE BEEN PREPARED BY USING THE GUIDELINES PROVIDED BY THE INTERNATIONAL ACCOUNTING STANDARD 34, INTERIM FINANCIAL REPORTING. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED HEREIN.

THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD, AND INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP’S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH WERE APPLIED ON A CONSISTENT BASIS AS OF MARCH 31 2015.

THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS WERE AUTHORIZED FOR ISSUANCE ON APRIL 20, 2015, BY THE GROUP’S CHIEF FINANCIAL OFFICER.

2. PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF MARCH 31, 2015 AND DECEMBER 31, 2014, CONSISTED OF:

	2015		2014
BUILDINGS	PS.	8,389,944	PS.	8,464,531
BUILDING IMPROVEMENTS		307,146		339,828
TECHNICAL EQUIPMENT		84,434,096		79,921,698
SATELLITE TRANSPONDERS		7,869,492		7,869,492
FURNITURE AND FIXTURES		953,647		907,006
TRANSPORTATION EQUIPMENT		2,364,343		2,054,309
COMPUTER EQUIPMENT		5,995,693		5,962,735
LEASEHOLD IMPROVEMENTS		1,684,602		1,641,527

		111,998,963		107,161,126
ACCUMULATED DEPRECIATION		(60,062,212)		(57,539,568)

		51,936,751		49,621,558
LAND		4,625,820		4,627,984
CONSTRUCTION AND PROJECTS IN PROGRESS		8,924,851		7,759,966

	PS.	65,487,422	PS.	62,009,508

DEPRECIATION CHARGED TO INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015, WAS PS.2,869,503 AND PS.2,375,544, RESPECTIVELY.

DURING THE FIRST QUARTER OF 2015, THE GROUP INVESTED PS.4,604,773 IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES.

3. DEBT AND FINANCE LEASE OBLIGATIONS:

DEBT AND FINANCE LEASE OBLIGATIONS OUTSTANDING AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 WERE AS FOLLOWS:

	2015		2014
U.S. DOLLAR DEBT:
6% SENIOR NOTES DUE 2018 (A)	PS.	7,602,241	PS.	7,357,713
6.625% SENIOR NOTES DUE 2025 (A)		8,765,106		8,464,108
8.50% SENIOR NOTES DUE 2032 (A)		4,544,074		4,397,923
6.625% SENIOR NOTES DUE 2040 (A)		8,991,093		8,698,080
5% SENIOR NOTES DUE 2045 (A)		14,736,781		14,246,853

TOTAL U.S. DOLLAR DEBT		44,639,295		43,164,677

MEXICAN PESO DEBT:
7.38% NOTES DUE 2020 (B)		9,960,620		9,958,857
TIIE + 0.35% NOTES DUE 2021 (B)		5,987,414		5,986,897
8.49% SENIOR NOTES DUE 2037 (A)		4,483,928		4,483,747
7.25% SENIOR NOTES DUE 2043 (A)		6,433,291		6,432,698
BANK LOANS		6,374,970		5,874,843
BANK LOANS (SKY)		3,500,000		3,500,000
BANK LOANS (TVI)		2,010,578		1,595,932

TOTAL MEXICAN PESO DEBT		38,750,801		37,832,974

TOTAL DEBT (C)		83,390,096		80,997,651
LESS: SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT		1,065,038		337,148

LONG-TERM DEBT, NET OF CURRENT PORTION	PS.	82,325,058	PS.	80,660,503

FINANCE LEASE OBLIGATIONS:
SATELLITE TRANSPONDER LEASE OBLIGATION	PS.	4,491,661	PS.	4,401,423
OTHER		913,792		908,122

TOTAL FINANCE LEASE OBLIGATIONS		5,405,453		5,309,545
LESS: CURRENT PORTION		514,390		502,166

FINANCE LEASE OBLIGATIONS, NET OF CURRENT PORTION	PS.	4,891,063	PS.	4,807,379

(A)	THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2018, 2025, 2032, 2037, 2040, 2043 AND 2045, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 6.31%, 6.97%, 8.94%, 8.93%, 6.97%, 7.62% AND 5.26% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037, 2040 AND 2043, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN THE GROUP’S CONTENT SEGMENT, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. THE SENIOR NOTES DUE 2018, 2025, 2032, 2037, 2040 AND 2045 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”). THE SENIOR NOTES DUE 2043 ARE REGISTERED WITH BOTH THE U.S. SEC AND THE MEXICAN BANKING AND SECURITIES COMMISSION (“COMISIÓN NACIONAL BANCARIA Y DE VALORES” OR “CNBV”).

(B)	INTEREST ON THESE NOTES (“CERTIFICADOS BURSÁTILES”) IS PAYABLE SEMI-ANNUALLY FOR NOTES DUE 2020 AND EVERY 28 DAYS FOR NOTES DUE 2021. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE NOTES DUE 2020, IN WHOLE OR IN PART, AT ANY SEMI-ANNUAL INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE NOTES DUE 2021, IN WHOLE OR IN PART, AT ANY DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND AN AVERAGE PRICE CALCULATED FROM PRICES TO BE PROVIDED AT THE REDEMPTION DATE BY TWO MEXICAN FINANCIAL PRICING COMPANIES. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES APPOINTED BY THE COMPANY’S BOARD OF DIRECTORS, AND ENGAGED IN THE GROUP’S CONTENT SEGMENT, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

(C)	TOTAL DEBT IS PRESENTED NET OF UNAMORTIZED FINANCE COSTS AS OF MARCH 31, 2015 AND DECEMBER 31, 2014, IN THE AGGREGATE AMOUNT OF PS.1,248,571 AND PS.1,268,856, RESPECTIVELY.

IN APRIL 2014, THE COMPANY CONCLUDED AN OFFERING OF LOCAL BONDS (“CERTIFICADOS BURSÁTILES”) DUE 2021 FOR A PRINCIPAL AMOUNT OF PS.6,000,000 WITH AN INTEREST RATE OF THE 28-DAY INTERBANK EQUILIBRIUM INTEREST RATE (“TASA DE INTERÉS INTERBANCARIA DE EQUILIBRIO” OR “TIIE”) PLUS 0.35%, WHICH WAS REGISTERED BEFORE THE CNBV.

IN MAY 2014, THE COMPANY CONCLUDED AN OFFERING OF U.S.$1,000 MILLION (PS.12,922,300) AGGREGATE PRINCIPAL AMOUNT OF 5% SENIOR NOTES DUE 2045, WHICH WAS REGISTERED WITH THE U.S. SEC.

IN SEPTEMBER 2014, THE COMPANY PREPAID PESO-DENOMINATED LONG-TERM BANK LOANS IN THE PRINCIPAL AMOUNT OF PS.4,500,000, WHICH WERE ORIGINALLY DUE IN 2016.

IN SEPTEMBER 2014, THE COMPANY PREPAID A PESO-DENOMINATED LONG-TERM BANK LOAN PREVIOUSLY SUBSCRIBED BY CABLECOM IN THE PRINCIPAL AMOUNT OF PS.1,771,000, WHICH WAS ORIGINALLY DUE IN 2018. THIS PREPAYMENT WAS FUNDED BY THE COMPANY WITH A LONG-TERM BANK LOAN IN THE PRINCIPAL AMOUNT OF PS.1,782,000, WITH A MATURITY IN 2016.

DURING FIRST-QUARTER 2015, THE GROUP INCURRED IN ADDITIONAL DEBT WITH A MEXICAN BANK IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.1,000,000, OF WHICH PS.250,000 IS SHORT-TERM DEBT AND PS.750,000 IS LONG-TERM DEBT WITH MATURITIES BETWEEN 2016 AND 2019. THIS DEBT BEAR ANNUAL INTEREST OF 28-DAY TIIE PLUS A RANGE BETWEEN 0 AND 140 BASIS POINTS, PAYABLE ON A MONTHLY BASIS. ALSO, THE GROUP PREPAID LONG-TERM DEBT AND RELATED ACCRUED INTEREST OF TELECABLE, THE TELECOM BUSINESS THAT THE GROUP ACQUIRED IN JANUARY 2015, IN THE AGGREGATE AMOUNT OF PS.507,362.

4. CONTINGENCIES:

THERE ARE SEVERAL LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE GROUP WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS AND CLAIMS IS EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL STATEMENTS AS A WHOLE; HOWEVER, THE COMPANY´S MANAGEMENT IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS AND CLAIMS.

5. EQUITY:

THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY AS OF MARCH 31, 2015 AND DECEMBER 31, 2014, IS PRESENTED AS FOLLOWS:

	2015		2014
NOMINAL CAPITAL STOCK	PS.	2,494,410	PS.	2,494,410
CUMULATIVE INFLATION ADJUSTMENT (A)		2,483,716		2,483,716

TOTAL CAPITAL STOCK	PS.	4,978,126	PS.	4,978,126
ADDITIONAL PAID-IN CAPITAL		15,889,819		15,889,819
RETAINED EARNINGS		62,991,774		57,518,539
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET		5,502,581		5,679,063
SHARES REPURCHASED		(12,513,150)		(12,647,475)
NET INCOME FOR THE PERIOD		1,453,445		5,386,905

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY	PS.	78,302,595	PS.	76,804,977

(A) ADJUSTMENT TO RECOGNIZE THE EFFECTS OF INFLATION IN CAPITAL STOCK THROUGH DECEMBER 31, 1997, DETERMINED BY APPLYING THE CHANGE IN THE MEXICAN NATIONAL CONSUMER PRICE INDEX BETWEEN THE DATES CAPITAL STOCK WAS CONTRIBUTED AND DECEMBER 31, 1997, THE DATE THROUGH WHICH THE MEXICAN ECONOMY WAS CONSIDERED HYPERINFLATIONARY UNDER THE GUIDELINES OF THE IFRS.

AS OF MARCH 31, 2015, THE NUMBER OF SHARES ISSUED, ACQUIRED BY A COMPANY’S TRUST AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	ACQUIRED BY A COMPANY’S TRUST	OUTSTANDING
SERIES “A” SHARES	123,273,961,425	8,599,114,384	114,674,847,041
SERIES “B” SHARES	58,982,873,976	5,970,351,117	53,012,522,859
SERIES “D” SHARES	90,086,525,865	5,748,479,539	84,338,046,326
SERIES “L” SHARES	90,086,525,865	5,748,479,539	84,338,046,326

	362,429,887,131	26,066,424,579	336,363,462,552

AS OF MARCH 31, 2015, THE COMPANY’S SHARES HELD BY A SPECIAL TRUST IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN ARE PRESENTED AS A CHARGE TO THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY, AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	-	-	-	PS.	-
HELD BY A COMPANY TRUST(2)	19,216,345,707	6,850,078,872	26,066,424,579		11,510,867
ADVANCES FOR ACQUISITION OF SHARES (3)	-	-	-		1,002,283

	19,216,345,707	6,850,078,872	26,066,424,579	PS.	12,513,150

(1) DURING THE FIRST QUARTER 2015 THE COMPANY DID NOT REPURCHASE ANY COMPANY’S SHARES IN THE FORM OF CPOS.

(2) DURING THE FIRST QUARTER 2015, THE TRUST FOR THE LONG-TERM RETENTION PLAN ACQUIRED 1,690,005,447 SHARES OF THE COMPANY, IN THE FORM OF 14,444,491 CPOS, IN THE AMOUNT OF PS.1,466,836.

(3) IN CONNECTION WITH THE LONG-TERM RETENTION PLAN.

THE GROUP RECOGNIZED A SHARE-BASED COMPENSATION EXPENSE OF PS.224,396 AND PS.171,601 AS CONSOLIDATED ADMINISTRATIVE EXPENSE FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014, RESPECTIVELY, OF WHICH THE AMOUNT OF PS.220,655 AND PS.159,663 WAS CREDITED IN CONSOLIDATED EQUITY FOR THOSE PERIODS, RESPECTIVELY.

6. FINANCE EXPENSE, NET:

FINANCE (EXPENSE) INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014, INCLUDED:

	2015		2014
INTEREST EXPENSE	PS.	(1,477,706)	PS.	(1,239,437)
FOREIGN EXCHANGE LOSS, NET		(866,873)		(108,859)
OTHER FINANCE EXPENSE, NET (2)		-		(40,970)

FINANCE EXPENSE		(2,344,579)		(1,389,266)

INTEREST INCOME (1)		315,508		271,439
OTHER FINANCE INCOME, NET (2)		168,062		-

FINANCE INCOME		483,570		271,439

FINANCE EXPENSE, NET	PS.	(1,861,009)	PS.	(1,117,827)

(1) THIS LINE ITEM INCLUDED INTEREST INCOME FROM THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP IN THE AGGREGATE AMOUNT OF PS.65,091 FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND INCLUDED INTEREST INCOME FROM THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP AND ARES IN THE AGGREGATE AMOUNT OF PS.142,388 FOR THE THREE MONTHS ENDED MARCH 31, 2014.

(2) THIS LINE ITEM INCLUDED A GAIN (LOSS) IN CHANGE OF FAIR VALUE FROM AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP IN THE AMOUNT OF PS.225,851 AND PS.(8,034) FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014, RESPECTIVELY.

7. INCOME TAXES:

BEGINNING ON JANUARY 1, 2014, A NEW TAX REFORM (THE “2014 TAX REFORM”) BECAME EFFECTIVE. AMONG THE TAX REFORMS APPROVED BY THE MEXICAN CONGRESS, ONE OF THE MOST RELEVANT CHANGES WAS THE ELIMINATION OF THE TAX CONSOLIDATION REGIME ALLOWED FOR MEXICAN CONTROLLING COMPANIES THROUGH DECEMBER 31, 2013.

THE EFFECTS OF INCOME TAX PAYABLE AS OF MARCH 31, 2015 AND DECEMBER 31, 2014, IN CONNECTION WITH THE 2014 MEXICAN TAX REFORM, WAS AS FOLLOWS:

	2015		2014
TAX LOSSES OF SUBSIDIARIES, NET	PS.	6,566,739	PS.	6,900,765
DIVIDENDS DISTRIBUTED AMONG THE GROUP’S ENTITIES		6,122		6,122

		6,572,861		6,906,887
LESS: CURRENT PORTION		366,463		358,117

NON-CURRENT PORTION	PS.	6,206,398	PS.	6,548,770

THE EFFECTS OF INCOME TAX PAYABLE AS OF MARCH 31, 2015 AND DECEMBER 31, 2014, IN CONNECTION WITH THE 2010 MEXICAN TAX REFORM, WAS AS FOLLOWS:

	2015		2014
TAX LOSSES OF SUBSIDIARIES, NET	PS.	72,375	PS.	177,918
DIVIDENDS DISTRIBUTED AMONG THE GROUP’S ENTITIES		-		-

		72,375		177,918
LESS: CURRENT PORTION		47,640		98,563

NON-CURRENT PORTION	PS.	24,735	PS.	79,355

AS A RESULT OF THE 2014 TAX REFORM, THE COMPANY IS NOT LONGER ALLOWED TO CONSOLIDATE INCOME OR LOSS OF ITS MEXICAN SUBSIDIARIES FOR INCOME TAX PURPOSES. AS OF MARCH 31, 2015 AND DECEMBER 31, 2014, CURRENT INCOME TAX ASSETS AND LIABILITIES AND DEFERRED INCOME TAX ASSETS AND LIABILITIES OF MEXICAN COMPANIES IN THE GROUP ARE REPORTED ON A SEPARATE TAXABLE ENTITY BASIS.

THE DEFERRED INCOME TAXES AS OF MARCH 31, 2015 AND DECEMBER 31, 2014, WERE PRINCIPALLY DERIVED FROM:

	2015		2014
ASSETS:
ACCRUED LIABILITIES	PS.	1,370,091	PS.	1,284,458
ALLOWANCE FOR DOUBTFUL ACCOUNTS		917,269		917,269
CUSTOMER ADVANCES		2,106,246		2,186,836
PREPAID EXPENSES AND OTHER ITEMS		388,231		297,836
LIABILITIES:
INVESTMENTS		(367,563)		(443,538)
PROPERTY, PLANT AND EQUIPMENT, NET		(135,116)		(202,002)
DERIVATIVE FINANCIAL INSTRUMENTS		(83,441)		(152,491)
INTANGIBLE ASSETS AND TRANSMISSION RIGHTS		(2,974,089)		(2,961,129)

DEFERRED INCOME TAXES OF MEXICAN COMPANIES		1,221,628		927,239
DEFERRED INCOME TAX OF FOREIGN SUBSIDIARIES		200,410		200,410
ASSET TAX		435,265		435,265
TAX LOSS CARRYFORWARDS		6,754,354		6,754,354

DEFERRED INCOME TAX ASSET, NET	PS.	8,611,657	PS.	8,317,268

8. SEGMENT INFORMATION AND SEASONALITY:

INFORMATION BY SEGMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014, IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT INCOME (LOSS)
2015:
CONTENT	PS.	7,020,962	PS.	269,340	PS.	6,751,622	PS.	2,609,005
SKY		4,621,733		33,319		4,588,414		2,149,076
TELECOMMUNICATIONS		6,714,451		33,499		6,680,952		2,657,764
OTHER BUSINESSES		1,918,415		80,040		1,838,375		221,583

SEGMENT TOTAL		20,275,561		416,198		19,859,363		7,637,428
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(416,198)		(416,198)		-		(410,541)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(3,343,137)

CONSOLIDATED TOTAL BEFORE OTHER INCOME		19,859,363		-		19,859,363		3,883,750 (1)
OTHER INCOME, NET		-		-		-		926,477

CONSOLIDATED TOTAL	PS.	19,859,363	PS	. -	PS.	19,859,363	PS.	4,810,227 (2)

2014:
CONTENT	PS.	6,641,810	PS.	251,889	PS.	6,389,921	PS.	2,400,135
SKY		4,199,231		3,722		4,195,509		1,947,689
TELECOMMUNICATIONS		4,600,602		21,525		4,579,077		1,627,177
OTHER BUSINESSES		1,787,497		27,954		1,759,543		104,650

SEGMENT TOTALS		17,229,140		305,090		16,924,050		6,079,651
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(305,090)		(305,090)		-		(307,461)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(2,626,678)

CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		16,924,050		-		16,924,050		3,145,512 (1)
OTHER EXPENSE, NET		-		-		-		(161,846)

CONSOLIDATED TOTAL	PS.	16,924,050	PS.	-	PS.	16,924,050	PS.	2,983,666 (2)

(1)	CONSOLIDATED TOTALS REPRESENTS INCOME BEFORE OTHER INCOME (EXPENSE).
(2)	CONSOLIDATED TOTALS REPRESENTS CONSOLIDATED OPERATING INCOME.

SEASONALITY

THE GROUP’S RESULTS OF OPERATIONS ARE SEASONAL. THE GROUP TYPICALLY RECOGNIZES A LARGE PERCENTAGE OF ITS CONSOLIDATED NET SALES (PRINCIPALLY ADVERTISING) IN THE FOURTH QUARTER IN CONNECTION WITH THE HOLIDAY SHOPPING SEASON. IN 2014 AND 2013, THE GROUP RECOGNIZED 30.0% AND 29.1%, RESPECTIVELY, OF ITS ANNUAL CONSOLIDATED NET SALES IN THE FOURTH QUARTER OF THE YEAR. THE GROUP’S COSTS, IN CONTRAST TO ITS REVENUES, ARE MORE EVENLY INCURRED THROUGHOUT THE YEAR AND GENERALLY DO NOT CORRELATE TO THE AMOUNT OF ADVERTISING SALES.

THE CONSOLIDATED NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY FOR EACH OF THE FOUR QUARTERS IN THE PERIOD ENDED MARCH 31, 2015, IS PRESENTED AS FOLLOWS:

QUARTER	ACCUMULATED		QUARTER
2ND / 14	PS.	3,065,452	PS.	2,211,584
3RD / 14		2,882,651		(182,801)
4TH / 14		5,386,905		2,504,254
1ST / 15		1,453,445		1,453,445

9. INVESTMENT IN GSF HELD FOR SALE:

IN SEPTEMBER 2014, THE GROUP’S PARTNER IN GSF AGREED TO PURCHASE THE GROUP’S 50% EQUITY PARTICIPATION IN THE IUSACELL TELECOM BUSINESS AT A CASH PRICE OF U.S.$717 MILLION (PS.9,461,532). AS A RESULT OF THIS TRANSACTION, WHICH WAS SUBJECT TO CUSTOMARY CLOSING CONDITIONS AND REQUIRED REGULATORY APPROVALS, THE GROUP DISCONTINUED RECOGNIZING ITS SHARE IN INCOME OR LOSS OF GSF; AND RECOGNIZED A NON-CASH LOSS OF PS.4,168,468 IN CONSOLIDATED OTHER EXPENSE AND AN ACCOUNT RECEIVABLE FOR THE AGREED SALE AMOUNT. AS OF DECEMBER 31, 2014, THE RELATED ACCOUNT RECEIVABLE AMOUNTED TO U.S.$717 MILLION (PS.10,583,852). IN DECEMBER 2014, THE REQUIRED REGULATORY APPROVALS FOR THIS TRANSACTION WERE OBTAINED, AND IN JANUARY 2015, THE GROUP RECEIVED PROCEEDS IN THE AGGREGATE AMOUNT OF U.S.$717 MILLION (PS.10,632,393) IN CONNECTION WITH THE DISPOSAL OF ITS INVESTMENT IN GSF.

10. OTHER TRANSACTIONS:

(A) IN AUGUST 2014, THE GROUP ACQUIRED, PURSUANT TO APPLICABLE REGULATIONS, ALL OF THE EQUITY INTEREST OF GRUPO CABLE TV, S.A. DE C.V. (“CABLECOM”) THROUGH THE CONVERSION OF THE DEBT INSTRUMENTS ISSUED BY TENEDORA ARES, S.A.P.I. DE C.V. (“ARES”), IN THE AMOUNT OF PS.7,297,292, INCLUDING ACCRUED INTEREST AT THE ACQUISITION DATE, AND AN ADDITIONAL CONSIDERATION OF PS.8,550,369, COMPRISED OF (I) THE CAPITALIZATION OF AN OUTSTANDING LONG-TERM DEBT ISSUED BY ARES IN THE AMOUNT OF U.S.$200.2 MILLION (Ps.2,642,367), INCLUDING ACCRUED INTEREST AT THE ACQUISITION DATE; AND (II) CASH IN THE AMOUNT OF PS.5,908,002. THE TOTAL FAIR VALUE CONSIDERATION FOR THE ACQUISITION AMOUNTED TO PS.15,847,661, AND THE GROUP RECOGNIZED GOODWILL AND OTHER INTANGIBLE ASSETS AND RELATED DEFERRED INCOME TAX LIABILITY BASED ON A FINAL VALUATION A PURCHASE PRICE ALLOCATION AT THE ACQUISITION DATE. THE GROUP BEGAN TO CONSOLIDATE THE NET ASSETS OF CABLECOM IN ITS CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF AUGUST 31, 2014, AND THEREFORE, THE GROUP’S CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2014, INCLUDED NET INCOME OF CABLECOM FOR FOUR MONTHS ENDED ON THAT DATE. THE FOLLOWING TABLE SUMMARIZES THE ALLOCATION OF THE PURCHASE PRICE TO THE TANGIBLE AND IDENTIFIABLE INTANGIBLE ASSETS ACQUIRED AND LIABILITIES ASSUMED AT THE ACQUISITION DATE. THE EXCESS OF THE PURCHASE PRICE OVER THOSE FAIR VALUES AND RELATED DEFERRED INCOME TAX LIABILITY WAS ALLOCATED TO GOODWILL.

	AUGUST 31, 2014
ASSETS:
CASH AND CASH EQUIVALENTS	PS.	371,353
TRADE AND OTHER RECEIVABLES		269,868
OTHER CURRENT ASSETS		169,841

TOTAL CURRENT ASSETS		811,062
PROPERTY, PLANT AND EQUIPMENT, NET		2,762,363
GOODWILL		6,913,684
CONCESSIONS		7,650,430
OTHER INTANGIBLE ASSETS, NET		3,635,767
OTHER NON-CURRENT ASSETS		161,169

TOTAL ASSETS		21,934,475

LIABILITIES:
TRADE AND OTHER PAYABLES		528,177
SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT		443,475
OTHER CURRENT LIABILITIES		94,309

TOTAL CURRENT LIABILITIES		1,065,961

LONG-TERM DEBT		1,454,046
POST-EMPLOYMENT BENEFITS		61,823
DEFERRED INCOME TAX LIABILITIES		3,491,066
OTHER NON-CURRENT LIABILITIES		13,918

TOTAL NON-CURRENT LIABILITIES		5,020,853

TOTAL LIABILITIES		6,086,814

TOTAL NET ASSETS	PS.	15,847,661

(B)	IN JANUARY 2015, THE GROUP ACQUIRED, THROUGH A SERIES OF TRANSACTIONS, THE NET ASSETS OF CABLEVISIÓN RED, S.A. DE C.V. (“TELECABLE”) FOR AN AGGREGATE CONSIDERATION OF PS.10,002.0 MILLION. TELECABLE IS A TELECOMMUNICATIONS COMPANY THAT PROVIDES VIDEO, DATA AND TELEPHONE SERVICES PRIMARILY IN SIX STATES OF MEXICO.

(C)	IN THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014, ROYALTY REVENUE FROM UNIVISION AMOUNTED TO PS.988,630 AND PS.855,911, RESPECTIVELY.

(D)	IN MARCH 2015, THE GROUP RECOGNIZED IN OTHER INCOME, NET, A NON-RECURRING INCOME FROM UNIVISION IN THE AMOUNT OF U.S.$67.6 MILLION (PS.1,030,697), AS A RESULT OF THE EARLY TERMINATION OF A TECHNICAL ASSISTENCE AGREEMENT WITH UNIVISION.

INVESTMENTS IN ASSOCIATES AND

JOINT VENTURES

(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

Final Printing

					TOTAL AMOUNT (Thousands of Mexican Pesos)
	COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	ACQUISITION COST	BOOK VALUE
1	ARGOS COMUNICACION, S.A. DE C.V.	PRODUCTION OF T.V. PROGRAMS BROADCASTING OF T.V.	34,151,934	33.00	141,932	59,145

2	BROADCASTING MEDIA PARTNERS, INC.	PROMOTION AND/OR DEVELOPMENT OF ENTERTAINMENT COMPANIES	842,850	7.81	2,584,818	3,277,500

3	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	5,780

4	ENDEMOL MEXICO, S.A. DE C.V.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	223

5	GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I. DE C.V.	TELECOM	54,666,667	33.33	54,667	572,986

6	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	875,374

7	OLLIN VFX, S.A.P.I. DE C.V.	TELEVISION AND CINEMA PRODUCTION	34	25.37	13,333	13,333

8	T&V S.A.S.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	1,849	49.97	312	312
	TOTAL INVESTMENT IN ASSOCIATES				3,890,168	4,804,653

OBSERVATIONS:

CREDITS BREAK DOWN

(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NOT)	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANCO NACIONAL DE MÉXICO, S.A.	NO	4/20/2006	4/20/2016	8.74			2,100,000
BANCO SANTANDER , S.A.	NO	4/21/2006	4/21/2016	TIIE+24			1,400,000
BANCO MERCANTIL DEL NORTE, S.A.	NO	2/24/2011	2/21/2016	TIIE+1.90	199,750	543,308
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.40						399,400
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.06				319,520		479,280
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2018	8.77					399,571
HSBC MÉXICO, S.A.	NO	3/28/2011	3/30/2018	TIIE+117.5			1,248,611	1,248,611
AF BANREGIO, S.A. DE C.V.	NO	10/4/2012	10/2/2017	TIIE+2.50	5,400	2,400	9,750	13,450
HSBC MÉXICO, S.A.	NO	5/29/2013	5/29/2019	TIIE+1.70	48,545	15,635	64,880	64,880	64,880	180,023
HSBC MÉXICO, S.A.	NO	7/4/2014	7/4/2019	TIIE+1.40						298,594
BANCO SANTANDER, S.A	NO	9/29/2014	9/29/2016	TIIE+.50			1,780,450
BANCO SANTANDER, S.A	NO	1/30/2015	9/29/2016	TIIE+0			499,526
BANCO SANTANDER, S.A	NO	3/12/2015	5/11/2015	TIIE+0	250,000
BANCO SANTANDER, S.A	NO	1/8/2015	9/10/2019	TIIE+1.40						249,084
OTHER
TOTAL BANKS					503,695	561,343	7,103,217	1,646,461	464,451	1,606,381	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SENIOR NOTES	YES	5/9/2007	5/11/2037	8.93						4,483,928
NOTES	NO	10/14/2010	10/1/2020	7.38						9,960,620
SENIOR NOTES	YES	5/14/2013	5/14/2043	7.62						6,433,291
NOTES	NO	4/7/2014	4/1/2021	TIIE+.35						5,987,414
SENIOR NOTES	YES	5/6/2008	5/15/2018	6.31											7,602,241
SENIOR NOTES	YES	3/18/2005	3/18/2025	6.97												8,765,106
SENIOR NOTES	YES	3/11/2002	3/11/2032	8.94												4,544,074
SENIOR NOTES	YES	11/23/2009	1/15/2040	6.97												8,991,093
SENIOR NOTES	YES	5/13/2014	5/13/2045	5.26												14,736,781
SECURED					0	0	0	0	0	26,865,253	0	0	0	0	7,602,241	37,037,054
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET
OTHER CURRENT AND NON-CURRENT LIABILITIES WHITH COST
CSI LEASING MÉXICO, S. DE R.L. DE C.V.	NO	12/1/2011	10/1/2015		2,011
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2020		152,478		76,699	74,679	73,197	143,620
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	7/1/2014	8/1/2019		19,583	6,030	22,524	20,365	18,604	8,439
ALD AUTOMITIVE, S.A. DE C.V.	NO	12/1/2013	12/1/2015		3,650
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	11/1/2014	11/1/2022		335		124	125	126	525
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	11/1/2014	11/1/2017		5,505	1,895	8,665	8,943
INTELSAT GLOBAL SALES & MARKETING, LTD.	YES	10/1/2012	9/1/2027								55,587	172,960	245,801	264,357	284,314	3,468,642
IP MATRIX, S.A. DE C.V.	YES	11/1/2009	11/1/2015								9,779
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2021								32,172	203	20,830	21,482	22,173	67,701
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	5/29/2013	7/1/2017								2,563	957	4,162	1,666
CISCO SYSTEMS CAPITAL CORPORATION	NO	10/10/2012	8/27/2016								35,256	7,561	11,695
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	11/1/2014	11/1/2022								5,844	21	2,818	3,008	3,050	12,729
TOTAL CURRENT AND NON-CURRENT LIABILITIES WHIT COST					183,562	7,925	108,012	104,112	91,927	152,584	141,201	181,702	285,306	290,513	309,537	3,549,072
SUPPLIERS
VARIOUS	NO	4/1/2015	3/31/2016			11,115,556
VARIOUS	YES	4/1/2015	3/31/2016									9,402,338
TOTAL SUPPLIERS					0	11,115,556	0	0	0	0	0	9,402,338	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES
VARIOUS	NO					22,189,101	677	0	2,875	378,747
TRANSMISSION RIGHTS	NO						154,664	103,188	17,485	70,109
CUSTOMER DEPOSITS AND ADVANCES	NO						388,282
2010 AND 2014 MEXICAN TAX REFORM	NO						801,726	1,457,864	1,404,945	2,566,598
DERIVATIVE FINANCIAL INSTRUMENTS	NO						66,626	162,963	5,429	124,921
VARIOUS	YES											1,355,989				97,931
TRANSMISSION RIGHTS	YES												563,370	518,914	320,542	422,052
OTHER CURRENT AND NON-CURRENT LIABILITIES					0	22,189,101	1,411,975	1,724,015	1,430,734	3,140,375	0	1,355,989	563,370	518,914	320,542	519,983

TOTAL					687,257	33,873,925	8,623,204	3,474,588	1,987,112	31,764,593	141,201	10,940,029	848,676	809,427	8,232,320	41,106,109

NOTES

THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS:

$ 15.2470 PESOS PER U.S. DOLLAR

DOES NOT INCLUDE TAX LIABILITIES INCLUDED PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF. 21050000 TAXES PAYABLE) OF PS.109,046 AND PS.2,431,235, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

BANK LOANS AND SENIOR NOTES ARE PRESENTED NET OF UNAMORTIZED FINANCE COSTS IN THE AGGREGATE AMOUNT OF PS.1,248,571.

MONETARY FOREIGN CURRENCY POSITION

(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

Final Printing

	DOLLARS		OTHER CURRENCIES		TOTAL
FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
MONETARY ASSETS	2,970,723	45,294,614	152,259	2,321,493	47,616,107
CURRENT	1,665,723	25,397,279	111,028	1,692,847	27,090,126
NON-CURRENT	1,305,000	19,897,335	41,231	628,646	20,525,981
LIABILITIES POSITION	4,105,106	61,488,846	45,777	697,962	62,186,808
CURRENT	694,076	10,582,577	39,857	607,699	11,190,276
NON-CURRENT	3,411,030	50,906,269	5,920	90,263	50,996,532
NET BALANCE	(1,134,383)	(16,194,232)	106,482	1,623,531	(14,570,701)

NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS. 15.2470	PESOS PER U.S. DOLLAR
16.3875	PESOS PER EURO
12.0531	PESOS PER CANADIAN DOLLAR
1.7324	PESOS PER ARGENTINEAN PESO
0.5980	PESOS PER URUGUAYAN PESO
0.0244	PESOS PER CHILEAN PESO
0.0060	PESOS PER COLOMBIAN PESO
4.9327	PESOS PER PERUVIAN NUEVO SOL
15.7020	PESOS PER SWISS FRANC
2.4202	PESOS PER STRONG BOLIVAR
4.7587	PESOS PER BRAZILIAN REAL
22.6418	PESOS PER STERLING LIBRA
2.4596	PESOS PER CHINESE YUAN
1.7688	PESOS PER SWEDISH KRONA

DEBT INSTRUMENTS

CONSOLIDATED

Final Printing

FINANCIAL RESTRICTIONS OF LONG - TERM DEBT SECURITIES

THE AGREEMENTS OF THE U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS.4,500 MILLION, U.S.$600 MILLION, PS.6,500 MILLION AND U.S.$1,000 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2018, 2025, 2032, 2037, 2040, 2043 AND 2045, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENTS OF NOTES (“CERTIFICADOS BURSÁTILES”) DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION AND DUE 2021 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.6,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE AGREEMENTS OF LONG-TERM CREDITS ENTERED INTO BY THE COMPANY WITH TWO MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.4,100 MILLION, AND MATURITIES BETWEEN 2016 AND 2021, THE COMPANY IS REQUIRED TO (A) MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) COMPLY WITH A RESTRICTIVE COVENANT ON SPIN-OFFS, MERGERS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE LONG-TERM LOANS ENTERED INTO BY SKY WITH TWO MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.3,500 MILLION, WITH A MATURITY IN 2016, AND GUARANTEED BY THE COMPANY, SKY IS REQUIRED TO MAINTAIN (A) CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) CERTAIN RESTRICTIVE COVENANTS ON INDEBTEDNESS, LIENS, ASSET SALES, AND CERTAIN MERGERS AND CONSOLIDATIONS.

UNDER THE TERMS OF THE AGREEMENTS OF LONG-TERM CREDITS ENTERED INTO BY A SUBSIDIARY OF THE COMPANY WITH THREE MEXICAN BANKS FOR AN AMOUNT PAYABLE OF $1,735 MILLION AS OF MARCH 31, 2015 AND MATURITIES BETWEEN 2015 AND 2019, THIS SUBSIDIARY IS REQUIRED TO COMPLY WITH CERTAIN FINANCIAL RATIOS AND SOME RESTRICTIVE COVENANTS.

COMPLIANCE WITH FINANCIAL RESTRICTIONS

AT MARCH 31, 2015, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

SALES DISTRIBUTION BY PRODUCT

TOTAL SALES

(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(412,882)

CONTENT:

ADVERTISING		4,514,667			GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
					COMERCIALIZADORA DE LACTEOS Y DERIVADOS, S.A. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					NUEVA WAL MART DE MÉXICO, S. DE R.L. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE MÉXICO, S. DE R.L. DE C.V.
					BIMBO, S.A. DE C.V.
					THE COCA COLA EXPORT CORPORATION SUCURSAL EN MÉXICO
					ANHEUSER-BUSCH MÉXICO HOLDING, S. DE R.L. DE C.V.
					MARCAS NESTLÉ, S.A. DE C.V.
NETWORK SUBSCRIPTION REVENUE		584,963			MEGA CABLE, S.A. DE C.V.
					TOTAL PLAY TELECOMUNICACIONES, S.A. DE C.V.
LICENSING AND SYNDICATIONS		142,554			VARIOUS
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT).
DTH BROADCAST SATELLITE		4,188,120		SKY	SUBSCRIBERS
PAY PER VIEW		46,547
CHANNEL COMMERCIALIZATION		80,022			WDC MÉXICO S. DE R.L. DE C.V.
TELECOMMUNICATIONS (INCLUDES LEASING OF SET-TOP EQUIPMENT):
DIGITAL SERVICE		3,016,467		CABLEVISIÓN, CABLEMÁS, TVI,	SUBSCRIBERS
INTERNET SERVICES		1,594,375		CABLECOM, IZZI, TELECABLE
SERVICE INSTALLATION		15,405
PAY PER VIEW		10,738
CHANNEL COMMERCIALIZATION		105,259			MULTILMEDIOS S.A. DE C.V.
					COPPEL, S.A. DE C.V.
					MEDIA SOLUTIONS DE MONTERREY, S.A. DE C.V.
					PROMOVISIÓN DEL CARIBE, S.A. DE C.V.

TELEPHONY		816,725
TELECOMMUNICATIONS		944,728		BESTEL Y CABLECOM	SUBSCRIBERS
OTHER		83,336

OTHER BUSINESSES:
PUBLISHING:
MAGAZINE CIRCULATION	6,263	114,521		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMÓVIL PANAMERICANO MAGAZINE
				TÚ MAGAZINE
				SKY VIEW MAGAZINE
				MUY INTERESANTE MAGAZINE
				COCINA FÁCIL MAGAZINE
ADVERTISING		120,736			FÁBRICAS DE CALZADO ANDREA, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					DILTEX, S.A. DE C.V.
					DISTRIBUIDORA LIVERPOOL, S.A. DE C.V.
					NUEVA WAL MART DE MÉXICO, S. DE R.L. DE C.V.
					COPPEL, S.A. DE C.V.
					SCA CONSUMIDOR MÉXICO, S.A. DE C.V.
					SIGMA ALIMENTOS COMERCIAL, S.A. DE C.V.
OTHER INCOME		7,275			VARIOUS
DISTRIBUTION, RENTALS, AND SALE OF MOVIE RIGHTS		129,634			OPERADORA CINEMEX DE MÉXICO, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					TOTAL PLAY TELECOMUNICACIONES, S.A. DE C.V.
					TENEDORA DE CINES, S.A. DE C.V.
					GRUPO CINEMAS DEL PACIFICO, S.A. DE C.V.
SPECIAL EVENTS AND SHOW PROMOTION		345,489		CLUB DE FÚTBOL AMÉRICA	GENERAL PUBLIC (AUDIENCE)
				IMPULSORA DEL DEPORTIVO NECAXA	FEDERACIÓN MEXICANA DE FÚTBOL ASOCIACIÓN, A.C.
				ESTADIO AZTECA	AFICIÓN FUTBOL, S.A. DE C.V.
GAMING		607,368		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		176,655			HAVAS MEDIA, S.A DE C.V.
					ARENA COMMUNICATIONS, S.A. DE C.V.
					OPTIMUM MEDIA DIRECTION DE MÉXICO, S.A. DE C.V.
					IPG MEDIA BRANDS COMMUNICATIONS, S.A. DE C.V.
					TIENDAS CHEDRAUI, S.A. DE C.V.
					PEGASO PCS, S.A.DE C.V.
PUBLISHING DISTRIBUTION	1,927	48,866		HOLA MÉXICO MAGAZINE	VARIOUS
				ENTREPRENEUR MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MINIREVISTA MINA MAGAZINE	DEALERS
				MONSTER HIGH MAGAZINE	COMMERCIAL CENTERS (MALLS)
				GLAMOUR MAGAZINE
				SELECCIONES MAGAZINE

EXPORT SALES
CONTENT:
ADVERTISING		66,934			CC MEDIOS Y COMUNICACIONES, C.A.
NETWORK SUBSCRIPTION REVENUE		236,827			INTERESES EN EL ITSMO, S.A.
					DIRECTV ARGENTINA SOCIEDAD ANÓNIMA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
LICENSING AND SYNDICATIONS		1,432,706		TELEVISA	NETFLIX, INC
				TELEVISA	TVSB CANAL 4 DE SAO PAULO, S.A.
				TELEVISA	COMPAÑÍA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	RED TELEVISIVA MEGAVISION, S.A.
				TELEVISA	RCN TELEVISIÓN, S.A.
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		8,697		CLUB AMÉRICA
DISTRIBUTION, RENTALS, AND SALE OF MOVIE RIGHTS		1,365			NETFLIX, INC

SUBSIDIARIES SALES ABROAD
CONTENT:
ADVERTISING		42,311			INITIATIVE MEDIA, INC.
					OPTIMUM MEDIA DIRECTION, INC.
					GROUP M MATRIX
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT).
DTH BROADCAST SATELLITE		307,044		SKY	SUBSCRIBERS
TELECOMMUNICATIONS:
TELECOMMUNICATIONS		127,418		BESTEL	SUBSCRIBERS
OTHER BUSINESS:
PUBLISHING:
MAGAZINE CIRCULATION	7,594	167,418		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				LA VALIJITA MAGAZINE
				MUY INTERESANTE MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
ADVERTISING		148,223			MEDIACOM MIAMI
					MCCANN ERICKSON N.Y.
					MEDIA PLANNING, S.A.
					R.C.N. TELEVISIÓN S.A.
PUBLISHING DISTRIBUTION:	376	19,970		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				VOGUE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				AXXIS MAGAZINE
				EL CUERPO HUMANO MAGAZINE
				GLAMOUR MAGAZINE
				15 MINUTOS MAGAZINE
				MOBILIARI MAGAZINE
RENTALS OF MOVIES / FILMS		22,198			LIONS GATES FILMS, INC.
INTERSEGMENT ELIMINATIONS		(3,316)
TOTAL	16,160	19,859,363

ANALYSIS OF PAID CAPITAL STOCK CHARACTERISTIC OF THE SHARES

CONSOLIDATED

Final Printing

			NUMBER OF SHARES				CAPITAL STOCK
SERIES	NOMINAL VALUE (PS.)	VALID COUPON	FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	114,674,847,041	0	114,674,847,041	0	848,428	0
B	0.00000	0	53,012,522,859	0	53,012,522,859	0	405,948	0
D	0.00000	0	84,338,046,326	0	84,338,046,326	0	620,017	0
L	0.00000	0	84,338,046,326	0	0	84,338,046,326	620,017	0
TOTAL			336,363,462,552	0	252,025,416,226	84,338,046,326	2,494,410	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							336,363,462,552

NOTES:

THE NUMBER OF OUTSTANDING SHARES PRESENTED IN THE TABLE ABOVE PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

FINANCIAL STATEMENT NOTES

CONSOLIDATED

Final Printing

11060060: AS OF MARCH 31, 2015 AND DECEMBER 31, 2014, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.5,928,155 AND PS.4,851,722, RESPECTIVELY.

12080050: AS OF MARCH 31, 2015 AND DECEMBER 31, 2014, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.9,836,100 AND PS.8,994,398, RESPECTIVELY.

91000010: AT MARCH 31, 2015 DOESN´T INCLUDE TAX LIABILITIES IN FOREIGN CURRENCY FOR PS.109,046 (SEE ATTACHED BREAKDOWN OF CREDITS).

CUM40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

CUM40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT 1

TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY

AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND

ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i. Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the first quarter of 2015, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until March 31st, 2015, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de México. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.	Cross-currency interest rate swaps (i.e., coupon swaps);

2.	Interest rate and inflation-indexed swaps;

3.	Cross-currency principal and interest rate swaps;

4.	Swaptions;

5.	Forward exchange rate contracts;

6.	FX options;

7.	Interest Rate Caps and Floors contracts;

8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and

9.	Credit Default Swaps.

The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from January to March 2015, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii. General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii. Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv. Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.

Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.	During the relevant quarter, three “Knock-out Option Call” agreements through which Televisa hedged against severe Mexican Peso depreciation for a notional amount of U.S.$52,500,000.00 (Fifty Two Million Five Hundred Thousand U.S. Dollars 00/100) by paying a premium, expired. These options were entered in December 2012 and expired in January and March 2015, without being exercised by Televisa.

Likewise there were no defaults or margin calls under financial derivative transactions.

v. Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa, Corporación Novavisión, S. de R.L. de C.V. and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1

GRUPO TELEVISA, S.A.B.

Summary of Financial Derivative Instruments as of

March 31, 2015

(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/ Face Value	Value of the Underlying Asset / Reference Variable		Fair Value		Maturing per Year	Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (4)	Previous Quarter (5)	Current Quarter D(H) (4)	Previous Quarter D(H) (5)
Interest Rate Swap (2)	Hedging	Ps. 1,400,000	TIIE 28 days + 24bps /8.415%	TIIE 28 days + 24bps /8.415%	(66,626)	(79,939)	Monthly interest 2015-2016	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(162,963)	(175,025)	Monthly interest 2015-2018	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 6,000,000	TIIE 28 days / 5.9351%	TIIE 28 days / 6.0833%	(124,921)	(69,762)	Monthly interest 2015-2021	Does not exist (6)
FX Options (1)	Hedging	USD 82,500	USD 82,500	USD 135,000	2,807	2,894	2015	Does not exist (6)
Interest Rate Swap (3)	Hedging	Ps.1,484,667	TIIE 28 days / 5.063%	TIIE 28 days / 5.063%	(13,241)	(10,376)	Monthly Interest 2015-2019	Does not exist (6)
				Total	(364,944)	(332,208)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(3)	Acquired by Televisión Internacional, S.A. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as March 31, 2015, included in the relevant SIFIC, is as follows:

11060020	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	2,807
21060020	FINANCIAL DERIVATIVE INSTRUMENTS		(7,812)
22050010	FINANCIAL DERIVATIVE INSTRUMENTS		(359,939)

		Ps.	(364,944)

(5)	Information for as of December 31, 2014.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

DECLARATION OF THE REGISTRANT’S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE FIRST QUARTER OF 2015, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT’S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO FERNANDO AZCÁRRAGA JEAN	/s/ SALVI RAFAEL FOLCH VIADERO
EMILIO FERNANDO AZCÁRRAGA JEAN	SALVI RAFAEL FOLCH VIADERO
PRESIDENT AND CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

/s/ JOAQUIN BALCÁRCEL SANTA CRUZ
JOAQUIN BALCÁRCEL SANTA CRUZ VICE PRESIDENT – LEGAL AND GENERAL COUNSEL MÉXICO, D.F., APRIL 23, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 29, 2015	By	/s/ Joaquín Balcárcel Santa Cruz
Name: Joaquín Balcárcel Santa Cruz
Title: General Counsel